Exhibit 99.1

GDS Holdings Limited
萬國數據控股有限公司*

HKEX: 9698   NASDAQ: GDS

Interim Report 2026

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

* For identification purposes only

2026 INTERIM REPORT

EXPLANATORY NOTES

GDS Holdings Limited ("GDS Holdings", "company", "our company", "we", "our" or "us") prepared this interim report for the first six months of its fiscal year ending December 31, 2026 (the "Interim Report") pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules.

For more information about our business and related risks, please refer to our annual report for the fiscal year ended December 31, 2025 (the "Annual Report") published on the website of the Hong Kong Stock Exchange on April 29, 2026. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law and listing rules.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

OUR WEIGHTED VOTING RIGHTS

WEIGHTED VOTING RIGHTS (WVR) STRUCTURE

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 50 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure.

As of June 30, 2026, the beneficiary of the WVR structure was Mr. William Wei Huang ("Mr. Huang"), the beneficial owner of the 43,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than 2.75% of our issued share capital on an as converted basis (subject to certain exclusions); (ii) the consultation draft Foreign Investment Law of the People's Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the company will issue 43,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than two point seventy five per cent. (2.75%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), the holders of the Class B Ordinary Shares shall have the right to nominate five (5) directors (one of which is intended to

OUR WEIGHTED VOTING RIGHTS

be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having fifty (50) votes per Class B ordinary share in respect of such resolutions).

Upon either (i) the automatic conversion of the Class B ordinary shares, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang ceasing to have beneficial ownership in not less than two point seventy five per cent. (2.75%) but continuing to have beneficial ownership in not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), (a) the nomination and appointment rights under the above provisions shall cease and terminate; (b) any directors (other than Mr. Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (d) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

Upon Mr. Huang having beneficial ownership in less than two per cent. (2%) of the then issued share capital of our company on an as converted basis (subject to certain exclusions), (a) Mr. Huang's above appointment right shall cease and terminate, (b) any director appointed pursuant to such right shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).

In addition, a quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or by duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in our company, save that for any general meeting requisitioned by one or more shareholders holding at the date of deposit of the requisition not less than 10% of the voting rights in our company, two shareholders entitled to vote and present in person or by proxy or by duly authorized representative, representing not less than 10% of the aggregate voting power in our company throughout the meeting shall form a quorum.

FINANCIAL AND OPERATING HIGHLIGHTS

SECOND QUARTER 2026 FINANCIAL HIGHLIGHTS

- Net revenue increased by 6.5% year-over-year ("Y-o-Y") to RMB3,088.0 million (US$455.1 million) in the second quarter of 2026 (2Q2025: RMB2,900.3 million).
- Net income was RMB837.6 million (US$123.5 million) in the second quarter of 2026 (2Q2025: net loss of RMB70.6 million).
- Net income margin was 27.1% in the second quarter of 2026 (2Q2025: net loss margin of 2.4%).
- Adjusted EBITDA (non-GAAP) increased by 2.5% Y-o-Y to RMB1,406.0 million (US$207.2 million) in the second quarter of 2026 (2Q2025: RMB1,371.8 million).
- Adjusted EBITDA margin (non-GAAP) was 45.5% in the second quarter of 2026 (2Q2025: 47.3%).

SECOND QUARTER 2026 OPERATING HIGHLIGHTS

- Total area committed and pre-committed increased by 18.2% Y-o-Y to 784,802 sqm as of June 30, 2026 (June 30, 2025: 663,959 sqm).
- Area utilized increased by 13.2% Y-o-Y to 542,236 sqm as of June 30, 2026 (June 30, 2025: 479,186 sqm).
- Area in service increased by 10.8% Y-o-Y to 684,977 sqm as of June 30, 2026 (June 30, 2025: 618,060 sqm).
- Utilization rate (area utilized divided by area in service) was 79.2% as of June 30, 2026 (June 30, 2025: 77.5%).

"We delivered solid financial and operational results in the second quarter of 2026, reflecting our continued commitment to disciplined execution," said Mr. William Huang, Chairman and Chief Executive Officer of GDS. "During the quarter, we ramped up backlog delivery while maintaining a high level of net new bookings. As things stand today, we are on track to achieving a record sales commitment for this year, which is much higher than our original target. We are very excited about the opportunities in China ahead of us, driven mainly by AI demand. We are confident in our ability to capture these massive opportunities and expand our business at scale."

"In the second quarter, we grew revenue by 6.5% and adjusted EBITDA by 2.5% year-over-year, yielding an adjusted EBITDA margin of 45.5%," added Mr. Dan Newman, Chief Financial Officer. "With strengthened financial standing and funding capabilities to support our business expansion, we remain focused on creating sustainable, long-term value for our business partners and shareholders."

SECOND QUARTER 2026 FINANCIAL RESULTS

Net revenue in the second quarter of 2026 was RMB3,088.0 million (US$455.1 million), a 6.5% increase over the same period last year of RMB2,900.3 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

FINANCIAL AND OPERATING HIGHLIGHTS

Cost of revenue in the second quarter of 2026 was RMB2,423.7 million (US$357.2 million), a 9.6% increase over the same period last year of RMB2,211.4 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB664.2 million (US$97.9 million) in the second quarter of 2026, a 3.6% decrease over the same period last year of RMB688.9 million.

Gross profit margin was 21.5% in the second quarter of 2026, compared with 23.8% in the same period last year. The Y-o-Y decline was mainly due to a higher level of utility costs as a percentage of net revenue.

Adjusted Gross Profit ("Adjusted GP") (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,498.9 million (US$220.9 million) in the second quarter of 2026, a 0.7% decrease over the same period last year of RMB1,509.5 million. See "Non-GAAP Disclosure" and "Reconciliations of GAAP and non-GAAP results" elsewhere in this Interim Report.

Adjusted GP margin (non-GAAP) was 48.5% in the second quarter of 2026, compared with 52.0% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as a percentage of net revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB9.9 million (US$1.5 million), were RMB22.3 million (US$3.3 million) in the second quarter of 2026, a 21.7% decrease over the same period last year of RMB28.5 million (excluding share-based compensation of RMB5.5 million). The Y-o-Y decrease was mainly due to lower level of personnel costs.

General and administrative expenses, excluding share-based compensation expenses of RMB35.4 million (US$5.2 million), depreciation and amortization expenses of RMB51.0 million (US$7.5 million) and operating lease cost relating to prepaid land use rights of RMB13.9 million (US$2.0 million), were RMB85.5 million (US$12.6 million) in the second quarter of 2026, a 24.4% decrease over the same period last year of RMB113.0 million (excluding share-based compensation expenses of RMB40.4 million, depreciation and amortization expenses of RMB62.6 million and operating lease cost relating to prepaid land use rights of RMB15.6 million). The Y-o-Y decrease was mainly due to the decrease of allowance in credit losses and greater gain on disposal of certain equipment during the second quarter of 2026.

Research and development costs were RMB7.1 million (US$1.0 million) in the second quarter of 2026, compared with RMB8.8 million in the same period last year.

Net interest expenses for the second quarter of 2026 were RMB366.8 million (US$54.1 million), a 9.4% decrease over the same period last year of RMB405.0 million. The Y-o-Y decrease was mainly due to lower interest rates as well as higher interest income.

Foreign currency exchange gain for the second quarter of 2026 was RMB1.0 million (US$0.2 million), compared with foreign currency exchange gain of RMB1.4 million in the same period last year.

Others, net for the second quarter of 2026 was RMB17.8 million (US$2.6 million), compared with RMB9.2 million in the same period last year.

Income tax expenses for the second quarter of 2026 were RMB213.5 million (US$31.5 million), compared with RMB64.9 million in the same period last year. The Y-o-Y increase was mainly due to the income tax incurred as a result of intra-group transfer of interests in a subsidiary in preparation for the potential second asset injection into the C-REIT in the second quarter of 2026.

Share of results of equity method investees for the second quarter of 2026 was an income of RMB959.9 million (US$141.5 million), mainly arising from the dilution gain on our investment in DayOne Data Centers Limited ("DayOne") following the completion of DayOne's Series C Convertible Preferred Share issue during the second quarter of 2026, compared with a loss of RMB25.9 million in the same period last year.

FINANCIAL AND OPERATING HIGHLIGHTS

Net income in the second quarter of 2026 was RMB837.6 million (US$123.5 million), compared with net loss of RMB70.6 million in the same period last year.

Basic income per ordinary share in the second quarter of 2026 was RMB0.52 (US$0.08), compared with basic loss of RMB0.06 in the same period last year.

Diluted income per ordinary share in the second quarter of 2026 was RMB0.44 (US$0.07), compared with diluted loss of RMB0.06 in the same period last year.

Basic income per American Depositary Share ("ADS") in the second quarter of 2026 was RMB4.13 (US$0.61), compared with basic loss of RMB0.46 in the same period last year.

Diluted income per American Depositary Share ("ADS") in the second quarter of 2026 was RMB3.53 (US$0.52), compared with diluted loss of RMB0.46 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,406.0 million (US$207.2 million) in the second quarter of 2026, a 2.5% increase over the same period last year of RMB1,371.8 million.

Adjusted EBITDA margin (non-GAAP) was 45.5% in the second quarter of 2026, compared with 47.3% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as percentage of net revenue, which was partially offset by cost savings at the corporate level.

LIQUIDITY

As of June 30, 2026, cash and cash equivalents were RMB14,927.3 million (US$2,200.0 million).

Total short-term debt was RMB9,209.5 million (US$1,357.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB3,327.3 million (US$490.4 million), current portion of convertible bonds payable of RMB4,219.0 million (US$621.8 million) and the current portion of finance lease and other financing obligations of RMB1,663.1 million (US$245.1 million). Total long-term debt was RMB36,921.5 million (US$5,441.6 million), comprised of long-term borrowings (excluding current portion) of RMB24,024.5 million (US$3,540.8 million), non-current portion of convertible bonds payable of RMB7,573.9 million (US$1,116.3 million) and the non-current portion of finance lease and other financing obligations of RMB5,323.1 million (US$784.5 million).

During the second quarter of 2026, the Company obtained new debt financing and refinancing facilities of RMB4,907.3 million (US$723.2 million).

SECOND QUARTER 2026 OPERATING RESULTS

Sales

Total area committed and pre-committed at the end of the second quarter of 2026 was 784,802 sqm, compared with 663,959 sqm at the end of the second quarter of 2025 and 725,485 sqm at the end of the first quarter of 2026, an increase of 18.2% Y-o-Y and an increase of 8.2% quarter-over-quarter ("Q-o-Q"), respectively. In the second quarter of 2026, gross additional area committed was 64,750 sqm. Net additional total area committed was 59,317 sqm.

Data Center Resources

Area in service at the end of the second quarter of 2026 was 684,977 sqm, compared with 618,060 sqm at the end of the second quarter of 2025 and 674,269 sqm at the end of the first quarter of 2026, an increase of 10.8% Y-o-Y and an increase of 1.6% Q-o-Q, respectively.

Area under construction at the end of the second quarter of 2026 was 170,355 sqm, compared with 132,235 sqm at the end of the second quarter of 2025 and 118,411 sqm at the end of the first quarter of 2026, an increase of 28.8% Y-o-Y and an increase of 43.9% Q-o-Q, respectively.

FINANCIAL AND OPERATING HIGHLIGHTS

Commitment rate for area in service was 92.4% at the end of the second quarter of 2026, compared with 91.5% at the end of the second quarter of 2025 and 92.8% at the end of the first quarter of 2026. Pre-commitment rate for area under construction was 89.2% at the end of the second quarter of 2026, compared with 74.7% at the end of the second quarter of 2025 and 84.4% at the end of the first quarter of 2026.

Move-In

Area utilized at the end of the second quarter of 2026 was 542,236 sqm, compared with 479,186 sqm at the end of the second quarter of 2025 and 520,929 sqm at the end of the first quarter of 2026, an increase of 13.2% Y-o-Y and an increase of 4.1% Q-o-Q, respectively. In the second quarter of 2026, gross additional area utilized was 24,841 sqm. Net additional area utilized was 21,307 sqm.

Utilization rate for area in service was 79.2% at the end of the second quarter of 2026, compared with 77.5% at the end of the second quarter of 2025 and 77.3% at the end of the first quarter of 2026.

UPDATED BUSINESS OUTLOOK

The Company revises the previously provided guidance of total revenues for the year of 2026 of RMB12,400 million – RMB12,900 million to RMB12,700 million – RMB13,000 million, representing a Y-o-Y increase of between 11.1% to 13.7%; and the previously provided guidance of Adjusted EBITDA of RMB5,750 million – RMB6,000 million to RMB5,900 million – RMB6,100 million, representing an increase of between 9.2% to 12.9%, both including the one-time items as disclosed in the first quarter of 2026.

The Company also revises its previously provided capex guidance of around RMB9,000 million to around RMB10,000 million. The increase in capex guidance reflects the Company's strong sales achievement, the current sales outlook, and the corresponding increase in the Company's data center development activities.

This forecast reflects the Company's preliminary view on the current business situation and market conditions, which are subject to change.

NON-GAAP DISCLOSURE

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operations from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

FINANCIAL AND OPERATING HIGHLIGHTS

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company's core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this Interim Report.

EXCHANGE RATE

This Interim Report contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

FINANCIAL AND OPERATING HIGHLIGHTS

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this Interim Report is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

SAFE HARBOR STATEMENT

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "continue," "estimate," "expect," "future," "guidance," "intend," "is/are likely to," "may," "ongoing," "plan," "potential," "target," "will," and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings' beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this Interim Report, as well as GDS Holdings' strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings' actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings' goals and strategies; GDS Holdings' future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings' major equity investees operate, such as South East Asia; GDS Holdings' expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings' expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings' major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings' business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings' ability to maintain or grow its revenue or business; fluctuations in GDS Holdings' operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings' business operations and those of its major equity investees; competition in GDS Holdings' industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings' ability to monetize its existing data center assets through transactions such as public REITs, ABS Schemes, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings' filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this Interim Report is as of the date of this Interim Report and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB") AND US DOLLARS ("US$"))

	As of December 31, 2025	As of June 30, 2026	
	RMB	RMB	US$
Assets			
Current assets			
Cash and cash equivalents	14,305,958	14,927,348	2,200,019
Accounts receivable, net of allowance for credit losses	2,467,358	2,851,407	420,245
Value-added-tax ("VAT") recoverable	284,967	300,222	44,247
Prepaid expenses and other current assets	1,489,174	5,377,026	792,475
Total current assets	18,547,457	23,456,003	3,456,986
Non-current assets			
Long-term investments in equity investees	10,052,348	10,157,383	1,497,013
Property and equipment, net	38,053,824	38,734,730	5,708,793
Prepaid land use rights, net	16,119	4,767	703
Operating lease right-of-use assets	4,831,624	4,819,090	710,246
Goodwill and intangible assets, net	5,461,058	5,386,610	793,888
Other non-current assets	3,036,068	3,230,081	476,055
Total non-current assets	61,451,041	62,332,661	9,186,698
Total assets	79,998,498	85,788,664	12,643,684
Liabilities, Mezzanine Equity and Equity			
Current liabilities			
Short-term borrowings and current portion of long-term borrowings	2,951,734	3,327,344	490,390
Convertible bonds payable, current	0	4,219,035	621,809
Accounts payable	1,932,177	2,390,872	352,371
Accrued expenses and other payables	1,437,173	1,456,855	214,714
Operating lease liabilities, current	110,133	95,196	14,030
Finance lease and other financing obligations, current	697,142	1,663,135	245,116
Total current liabilities	7,128,359	13,152,437	1,938,430
Non-current liabilities			
Long-term borrowings, excluding current portion	23,363,213	24,024,451	3,540,766
Convertible bonds payable, non-current	12,144,371	7,573,947	1,116,262
Operating lease liabilities, non-current	1,203,487	1,151,678	169,736
Finance lease and other financing obligations, non-current	7,053,979	5,323,120	784,531
Other long-term liabilities	1,368,028	1,319,264	194,435
Total non-current liabilities	45,133,078	39,392,460	5,805,730
Total liabilities	52,261,437	52,544,897	7,744,160

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB") AND US DOLLARS ("US$"))

	As of December 31, 2025	As of June 30, 2026	
	RMB	RMB	US$
Mezzanine equity			
Redeemable preferred shares	1,056,663	3,070,157	452,485
Total mezzanine equity	1,056,663	3,070,157	452,485
GDS Holdings Limited shareholders' equity			
Ordinary shares	562	569	84
Additional paid-in capital	31,706,498	31,820,587	4,689,774
Accumulated other comprehensive loss	(829,319)	(939,565)	(138,476)
Accumulated deficit	(5,094,729)	(1,610,813)	(237,404)
Total GDS Holdings Limited shareholders' equity	25,783,012	29,270,778	4,313,978
Non-controlling interests	897,386	902,832	133,061
Total equity	26,680,398	30,173,610	4,447,039
Total liabilities, mezzanine equity and equity	79,998,498	85,788,664	12,643,684

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB") AND US DOLLARS ("US$") EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Three months ended				Six months ended		
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026	
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue							
Service revenue	2,898,398	3,366,680	3,086,667	454,918	5,621,306	6,453,347	951,106
Equipment sales	1,890	419	1,283	189	2,140	1,702	251
Total net revenue	2,900,288	3,367,099	3,087,950	455,107	5,623,446	6,455,049	951,357
Cost of revenue	(2,211,362)	(2,235,580)	(2,423,742)	(357,215)	(4,289,695)	(4,659,322)	(686,699)
Gross profit	688,926	1,131,519	664,208	97,892	1,333,751	1,795,727	264,658
Operating expenses							
Selling and marketing expenses	(33,977)	(36,560)	(32,215)	(4,748)	(66,741)	(68,775)	(10,136)
General and administrative expenses	(231,536)	(177,438)	(185,763)	(27,378)	(470,472)	(363,201)	(53,529)
Research and development expenses	(8,826)	(9,562)	(7,059)	(1,040)	(16,715)	(16,621)	(2,450)
Income from operations	414,587	907,959	439,171	64,726	779,823	1,347,130	198,543
Other income (expenses):							
Net interest expenses	(404,989)	(379,847)	(366,816)	(54,062)	(846,466)	(746,663)	(110,045)
Foreign currency exchange gain (loss), net	1,376	(1,396)	1,049	155	2,394	(347)	(51)
Others, net	9,245	97,614	17,839	2,629	18,930	115,453	17,016
Gain on deconsolidation of subsidiaries	0	0	0	0	1,057,045	0	0
Income before income taxes and share of results of equity method investees	20,219	624,330	91,243	13,448	1,011,726	715,573	105,463
Income tax expenses	(64,858)	(108,706)	(213,535)	(31,471)	(264,559)	(322,241)	(47,492)
Share of results of equity method investees	(25,945)	2,136,513	959,916	141,474	(53,677)	3,096,429	456,357
Net (loss) income	(70,584)	2,652,137	837,624	123,451	693,490	3,489,761	514,328
Net income attributable to non-controlling interests	(1,716)	(3,435)	(2,410)	(355)	(2,769)	(5,845)	(861)
Net (loss) income attributable to GDS Holdings Limited shareholders	(72,300)	2,648,702	835,214	123,096	690,721	3,483,916	513,467
Cumulative dividend on redeemable preferred shares	(13,621)	(24,521)	(32,388)	(4,773)	(27,076)	(56,909)	(8,387)
Net (loss) income available to GDS Holdings Limited ordinary shareholders	(85,921)	2,624,181	802,826	118,323	663,645	3,427,007	505,080
(Loss) income per ordinary share							
Basic	(0.06)	1.67	0.52	0.08	0.44	2.16	0.32
Diluted	(0.06)	1.32	0.44	0.07	0.41	1.76	0.26
Weighted average number of ordinary share outstanding							
Basic	1,500,872,881	1,554,302,551	1,555,075,833	1,555,075,833	1,492,610,864	1,554,691,328	1,554,691,328
Diluted	1,500,872,881	2,031,672,616	2,075,789,317	2,075,789,317	1,665,829,316	2,032,226,169	2,032,226,169

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB") AND US DOLLARS ("US$"))

	Three months ended				Six months ended		
	June 30, 2025	**March 31, 2026**	**June 30, 2026**		June 30, 2025	**June 30, 2026**	
	RMB	**RMB**	**RMB**	**US$**	RMB	**RMB**	**US$**
Net (loss) income	(70,584)	2,652,137	837,624	123,451	693,490	3,489,761	514,328
Foreign currency translation adjustments, net of nil tax	30,947	130,646	95,526	14,079	47,381	226,172	33,334
Amounts reclassified from accumulated other comprehensive loss	0	(17,334)	12,742	1,878	0	(4,592)	(677)
Other comprehensive income (loss) from share of results of equity method investees	103,682	(153,665)	(178,560)	(26,316)	100,288	(332,225)	(48,964)
Comprehensive income	64,045	2,611,784	767,332	113,092	841,159	3,379,116	498,021
Comprehensive income attributable to non-controlling interests	(2,143)	(3,202)	(2,244)	(331)	(3,304)	(5,446)	(803)
Comprehensive income attributable to GDS Holdings Limited shareholders	61,902	2,608,582	765,088	112,761	837,855	3,373,670	497,218

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB") AND US DOLLARS ("US$"))

	Three months ended				Six months ended		
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026	
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(70,584)	2,652,137	837,624	123,451	693,490	3,489,761	514,328
Depreciation and amortization	856,615	831,815	851,428	125,485	1,713,134	1,683,243	248,079
Amortization of debt issuance cost and debt discount	22,169	20,116	34,431	5,075	53,973	54,547	8,039
Share-based compensation expense	61,202	83,821	67,475	9,945	123,179	151,296	22,298
Share of results of equity method investees	25,945	(2,136,513)	(959,916)	(141,474)	53,677	(3,096,429)	(456,357)
Gain on deconsolidation of subsidiaries	0	0	0	0	(1,057,045)	0	0
Others	(9,980)	16,709	(59,695)	(8,798)	(1,808)	(42,986)	(6,335)
Changes in operating assets and liabilities	(20,244)	(1,020,394)	644,913	95,047	66,595	(375,481)	(55,338)
Net cash provided by operating activities	865,123	447,691	1,416,260	208,731	1,645,195	1,863,951	274,714
Purchase of property and equipment and land use rights, net of proceeds from disposals	(1,264,798)	(770,045)	(1,249,766)	(184,193)	(2,274,126)	(2,019,811)	(297,683)
Receipts related to acquisitions and investments	900,272	2,694,346	11,744	1,731	540,187	2,706,090	398,828
Purchases of time deposits	0	(4,414,802)	(309,215)	(45,573)	0	(4,724,017)	(696,234)
Maturities of time deposits	0	657,343	0	0	0	657,343	96,880
Net cash used in investing activities	(364,526)	(1,833,158)	(1,547,237)	(228,035)	(1,733,939)	(3,380,395)	(498,209)
Net cash provided by financing activities	5,144,746	1,881,331	308,130	45,413	5,419,778	2,189,461	322,686
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(15,673)	(79,342)	(72,887)	(10,742)	(15,915)	(152,229)	(22,436)
Net increase of cash and cash equivalents and restricted cash	5,629,670	416,522	104,266	15,367	5,315,119	520,788	76,755
Cash and cash equivalents and restricted cash at beginning of period	7,778,979	14,441,027	14,857,549	2,189,732	8,093,530	14,441,027	2,128,344
Reclassification as assets of disposal group classified as held for sale	(87,260)	0	0	0	(87,260)	0	0
Cash and cash equivalents and restricted cash at end of period	13,321,389	14,857,549	14,961,815	2,205,099	13,321,389	14,961,815	2,205,099

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB") AND US DOLLARS ("US$") EXCEPT FOR PERCENTAGE DATA)

	Three months ended							Six months ended				
	June 30, 2025		**March 31, 2026**		**June 30, 2026**			June 30, 2025		**June 30, 2026**		
	RMB	% of net revenue	**RMB**	**% of net revenue**	**RMB**	**US$**	**% of net revenue**	RMB	% of net revenue	**RMB**	**US$**	**% of net revenue**
Gross profit	688,926	23.8	1,131,519	33.6	664,208	97,892	21.5	1,333,751	23.7	1,795,727	264,658	27.8
Depreciation and amortization	793,632	27.3	781,191	23.2	800,127	117,924	25.9	1,584,369	28.1	1,581,318	233,057	24.5
Operating lease cost relating to prepaid land use rights	11,399	0.4	12,921	0.4	13,256	1,954	0.4	23,415	0.4	26,177	3,858	0.4
Accretion expenses for asset retirement costs	1,817	0.1	1,855	0.1	1,857	274	0.1	3,645	0.1	3,712	547	0.1
Share-based compensation expenses	13,728	0.4	24,552	0.7	19,415	2,862	0.6	19,744	0.4	43,967	6,480	0.7
Adjusted GP	1,509,502	52.0	1,952,038	58.0	1,498,863	220,906	48.5	2,964,924	52.7	3,450,901	508,600	53.5
Net (loss) income	(70,584)	(2.4)	2,652,137	78.8	837,624	123,451	27.1	693,490	12.3	3,489,761	514,328	54.1
Net interest expenses	404,989	14.0	379,847	11.3	366,816	54,062	11.9	846,466	15.1	746,663	110,045	11.6
Income tax expenses	64,858	2.2	108,706	3.2	213,535	31,471	6.9	264,559	4.7	322,241	47,492	5.0
Share of results of equity method investees	25,945	0.9	(2,136,513)	(63.5)	(959,916)	(141,474)	(31.1)	53,677	1.0	(3,096,429)	(456,357)	(48.0)
Gain on deconsolidation of subsidiaries	0	0.0	0	0.0	0	0	0.0	(1,057,045)	(18.9)	0	0	0.0
Depreciation and amortization	856,615	29.5	831,815	24.7	851,428	125,485	27.5	1,713,134	30.4	1,683,243	248,079	26.1
Operating lease cost relating to prepaid land use rights	26,951	0.9	27,018	0.8	27,133	3,999	0.9	54,535	1.0	54,151	7,981	0.8
Accretion expenses for asset retirement costs	1,817	0.1	1,855	0.1	1,857	274	0.1	3,645	0.1	3,712	547	0.1
Share-based compensation expenses	61,202	2.1	83,821	2.5	67,475	9,945	2.2	123,179	2.2	151,296	22,298	2.3
Adjusted EBITDA	1,371,793	47.3	1,948,686	57.9	1,405,952	207,213	45.5	2,695,640	47.9	3,354,638	494,413	52.0

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(AMOUNT IN THOUSANDS OF RENMINBI (“RMB”))

RECONCILIATION

The unaudited interim condensed consolidated financial information for the six months ended June 30, 2026 of GDS Holdings Limited (the “Company”) are prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and reviewed by the Audit Committee of the Board.

BASIS OF PREPARATION

The Directors of the Company are responsible for preparing the Company’s reconciliation statement in relation to the effects of material differences between the Company’s financial information prepared under U.S. GAAP and International Financial Reporting Standards (“IFRS”) as of and for the six months ended June 30, 2026 (the “Reconciliation Statement”) in accordance with the relevant requirements of the Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement comprises a reconciliation setting out the financial effect of material differences between the Company’s accounting policies under U.S. GAAP and IFRS, and an explanation of such differences.

RECONCILIATION PROCESS

The process applied in the preparation of Reconciliation Statement includes:

(i) Extracting relevant financial information from the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2026 as disclosed in the interim report prepared in accordance with U.S. GAAP as the “Amounts as reported under U.S. GAAP” in respect of the unaudited condensed consolidated statement of operations for the six months ended June 30, 2026 and the unaudited condensed consolidated balance sheet as of June 30, 2026;

(ii) Identifying material differences between the Company’s financial statements prepared under U.S. GAAP and IFRS, and quantifying the financial effects resulting from such differences; and

(iii) Preparing the description of the reconciling items to explain the differences in the accounting policies.

LIMITED ASSURANCE ENGAGEMENT AND RESULTS

KPMG was engaged by the Company to conduct work on the Reconciliation Statement and to report thereon in the form of an independent limited assurance conclusion to the Directors based on the evidence obtained in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(AMOUNT IN THOUSANDS OF RENMINBI (“RMB”))

A limited assurance engagement consists of making inquiries, primarily of persons responsible for the preparation of the Reconciliation Statement, assessing the suitability of the basis of preparation and the reconciliation process, and applying other procedures. The procedures selected depend on their understanding of the Reconciliation Statement and other engagement circumstances, and the consideration of areas where material misstatements are likely to arise. These procedures included:

(i) Comparing the financial information in the columns “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement with the corresponding financial statement line items in the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2026 as disclosed in the interim report;

(ii) Evaluating the adjustments made and evidence supporting the adjustments made in arriving at the “Amounts as reported under IFRS” as set out in the Reconciliation Statement with reference to the basis of preparation and the reconciliation process;

(iii) Checking the arithmetic accuracy of the computation of the “Amounts as reported under IFRS” as set out in the Reconciliation Statement; and

(iv) Reading the description of the material differences to determine whether it is in line with their knowledge obtained in performing the above procedures.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

KPMG's engagement did not involve independent examination of any of the underlying records or other sources from which the Reconciliation Statement was extracted. The procedures performed in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, KPMG did not express an audit opinion nor a review conclusion on the Reconciliation Statement. KPMG's engagement was intended solely for the use of the Directors in connection with the Company's interim report for the six months ended 30 June, 2026 and may not be suitable for another purpose. Based on the procedures performed and evidence obtained, nothing has come to KPMG's attention that causes them to believe:

(i) The amounts in the columns "Amounts as reported under U.S. GAAP" as set out in the Reconciliation Statement are not in agreement with the amounts of corresponding financial statement line items in the Company's unaudited interim condensed consolidated financial information for the six months ended June 30, 2026 as disclosed in the interim report;

(ii) The adjustments made in arriving at the "Amounts as reported under IFRS" as set out in the Reconciliation Statement are not prepared, in all material respects, in accordance with the basis of preparation and reconciliation process as set out above; and

(iii) The computation of the amounts in the columns "Amounts as reported under IFRS" as set out in the Reconciliation Statement are not arithmetically accurate.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(AMOUNT IN THOUSANDS OF RENMINBI (“RMB”))

The Company’s unaudited interim condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between U.S. GAAP and IFRS are as follows:

(i) Reconciliation of consolidated statements of operations data:

	For the six months ended June 30, 2025								
		IFRS adjustments							
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company issued in 2019 (Note (d))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Equity method investments (Note (i))	Amounts as reported under IFRS
Cost of revenue	(4,289,695)	31,825	–	–	–	59,438	–	–	(4,198,432)
Gross profit	1,333,751	31,825	–	–	–	59,438	–	–	1,425,014
General and administrative expenses	(470,472)	2,398	–	(28,237)	–	6,611	–	–	(489,700)
Income from operations	779,823	34,223	–	(28,237)	–	66,049	–	–	851,858
Net interest expenses	(846,466)	(49,692)	(213,671)	(7,812)	(39,343)	–	–	–	(1,156,984)
Others, net	18,930	–	–	(627,524)	29,404	–	–	–	(579,190)
Gain on deconsolidation of subsidiaries	1,057,045	–	–	–	–	–	(1,595)	–	1,055,450
Income before income taxes and share of results of equity method investees	1,011,726	(15,469)	(213,671)	(663,573)	(9,939)	66,049	(1,595)	–	173,528
Income tax expenses	(264,559)	7,572	–	–	–	(3,133)	–	–	(260,120)
Share of results of equity method investees	(53,677)	–	–	–	–	–	–	(478)	(54,155)
Net income (loss)	693,490	(7,897)	(213,671)	(663,573)	(9,939)	62,916	(1,595)	(478)	(140,747)
Net income attributable to non-controlling interests	(2,769)	–	–	–	–	(62)	–	–	(2,831)
Net income (loss) attributable to GDS Holdings Limited shareholders	690,721	(7,897)	(213,671)	(663,573)	(9,939)	62,854	(1,595)	(478)	(143,578)
Cumulative dividend on redeemable preferred shares	(27,076)	–	–	–	27,076	–	–	–	–
Net income (loss) available to GDS Holdings Limited ordinary shareholders	663,645	(7,897)	(213,671)	(663,573)	17,137	62,854	(1,595)	(478)	(143,578)

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

	For the six months ended June 30, 2026								
		IFRS adjustments							
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company issued in 2019 (Note (d))	Redeemable preferred shares of the Company issued in 2026 (Note (e))	Long-lived assets impairment (Note (g))	Equity method investments (Note (i))	Amounts as reported under IFRS
Cost of revenue	(4,659,322)	28,741	–	–	–	–	49,946	–	(4,580,635)
Gross profit	1,795,727	28,741	–	–	–	–	49,946	–	1,874,414
General and administrative expenses	(363,201)	2,365	–	–	–	(11,607)	1,706	–	(370,737)
Income from operations	1,347,130	31,106	–	–	–	(11,607)	51,652	–	1,418,281
Net interest expenses	(746,663)	(46,786)	(223,673)	(44,906)	(38,731)	(59,601)	–	–	(1,160,360)
Others, net	115,453	–	–	484,493	6,814	309,367	–	–	916,127
Income before income taxes and share of results of equity method investees	715,573	(15,680)	(223,673)	439,587	(31,917)	238,159	51,652	–	1,173,701
Income tax expenses	(322,241)	746	–	–	–	–	21,789	–	(299,706)
Share of results of equity method investees	3,096,429	–	–	–	–	–	–	269,653	3,366,082
Net income (loss)	3,489,761	(14,934)	(223,673)	439,587	(31,917)	238,159	73,441	269,653	4,240,077
Net income attributable to non-controlling interests	(5,845)	–	–	–	–	–	(63)	–	(5,908)
Net income (loss) attributable to GDS Holdings Limited shareholders	3,483,916	(14,934)	(223,673)	439,587	(31,917)	238,159	73,378	269,653	4,234,169
Cumulative dividend on redeemable preferred shares	(56,909)	–	–	–	26,024	30,885	–	–	–
Net income (loss) available to GDS Holdings Limited ordinary shareholders	3,427,007	(14,934)	(223,673)	439,587	(5,893)	269,044	73,378	269,653	4,234,169

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

(ii) Reconciliation of consolidated balance sheets data:

	As of December 31, 2025									
		IFRS adjustments								
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company issued in 2019 (Note (d))	Redeemable non-controlling interests (Note (f))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Equity method investments (Note (i))	Amounts as reported under IFRS
Long-term investments in equity investees	10,052,348	–	–	–	–	–	–	–	(722,848)	9,329,500
Property and equipment, net	38,053,824	4,678,315	–	–	–	–	(1,219,597)	–	–	41,512,542
Prepaid land use rights, net	16,119	–	–	–	–	–	(251)	–	–	15,868
Operating lease right-of-use assets	4,831,624	(4,831,624)	–	–	–	–	–	–	–	–
Goodwill and intangible assets, net	5,461,058	(39,305)	–	–	–	–	(15,214)	76,197	–	5,482,736
Other non-current assets	3,036,068	16,236	–	–	132,844	–	88,344	–	–	3,273,492
Total non-current assets	61,451,041	(176,378)	–	–	132,844	–	(1,146,718)	76,197	(722,848)	59,614,138
Total assets	79,998,498	(176,378)	–	–	132,844	–	(1,146,718)	76,197	(722,848)	78,161,595
Convertible bonds payable, current	–	–	–	2,850,831	–	–	–	–	–	2,850,831
Accrued expenses and other payables	1,437,173	–	–	1,991,962	–	–	–	–	–	3,429,135
Operating lease liabilities, current	110,133	(110,133)	–	–	–	–	–	–	–	–
Finance lease and other financing obligations, current	697,142	101,406	–	–	–	–	–	–	–	798,548
Total current liabilities	7,128,359	(8,727)	–	4,842,793	–	–	–	–	–	11,962,425

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

	As of December 31, 2025									
		IFRS adjustments								
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company issued in 2019 (Note (d))	Redeemable non-controlling interests (Note (f))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Equity method investments (Note (i))	Amounts as reported under IFRS
Convertible bonds payable, non-current	12,144,371	–	(754,142)	(3,741,523)	–	–	–	–	–	7,648,706
Operating lease liabilities, non-current	1,203,487	(1,203,487)	–	–	–	–	–	–	–	–
Finance lease and other financing obligations, non-current	7,053,979	1,324,493	–	–	–	–	–	–	–	8,378,472
Other long-term liabilities	1,368,028	9,823	–	–	–	–	(29,890)	–	–	1,347,961
Redeemable preferred shares, non-current	–	–	–	–	1,051,790	–	–	–	–	1,051,790
Total non-current liabilities	45,133,078	130,829	(754,142)	(3,741,523)	1,051,790	–	(29,890)	–	–	41,790,142
Total liabilities	52,261,437	122,102	(754,142)	1,101,270	1,051,790	–	(29,890)	–	–	53,752,567
Redeemable preferred shares	1,056,663	–	–	–	(1,056,663)	–	–	–	–	–
Total mezzanine equity	1,056,663	–	–	–	(1,056,663)	–	–	–	–	–
Additional paid-in capital	31,706,498	–	2,372,576	(36,949)	491,400	286,053	–	–	(863,463)	33,956,115
Accumulated other comprehensive loss	(829,319)	5	185,473	15,861	5,775	–	–	–	5,674	(616,531)
Accumulated deficit	(5,094,729)	(298,485)	(1,803,907)	(1,080,182)	(359,458)	(286,053)	(1,114,887)	76,197	134,941	(9,826,563)
Total GDS Holdings Limited shareholders' equity	25,783,012	(298,480)	754,142	(1,101,270)	137,717	–	(1,114,887)	76,197	(722,848)	23,513,583
Non-controlling interests	897,386	–	–	–	–	–	(1,941)	–	–	895,445
Total equity	26,680,398	(298,480)	754,142	(1,101,270)	137,717	–	(1,116,828)	76,197	(722,848)	24,409,028
Total liabilities, mezzanine equity and equity	79,998,498	(176,378)	–	–	132,844	–	(1,146,718)	76,197	(722,848)	78,161,595

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

	As of June 30, 2026										
		IFRS adjustments									
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company issued in 2019 (Note (d))	Redeemable preferred shares of the Company issued in 2026 (Note (e))	Redeemable non-controlling interests (Note (f))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Equity method investments (Note (i))	Amounts as reported under IFRS
Long-term investments in equity investees	10,157,383	–	–	–	–	–	–	–	–	(504,130)	9,653,253
Property and equipment, net	38,734,730	4,659,029	–	–	–	–	–	(1,168,746)	–	–	42,225,013
Prepaid land use rights, net	4,767	–	–	–	–	–	–	(247)	–	–	4,520
Operating lease right-of-use assets	4,819,090	(4,819,090)	–	–	–	–	–	–	–	–	–
Goodwill and intangible assets, net	5,386,610	(39,305)	–	–	–	–	–	(14,417)	76,197	–	5,409,085
Other non-current assets	3,230,081	16,584	–	–	135,537	–	–	110,881	–	–	3,493,083
Total non-current assets	62,332,661	(182,782)	–	–	135,537	–	–	(1,072,529)	76,197	(504,130)	60,784,954
Total assets	85,788,664	(182,782)	–	–	135,537	–	–	(1,072,529)	76,197	(504,130)	84,240,957
Convertible bonds payable, current	4,219,035	–	(184,438)	2,823,585	–	–	–	–	–	–	6,858,182
Accrued expenses and other payables	1,456,855	–	–	1,445,954	–	209,776	–	–	–	–	3,112,585
Operating lease liabilities, current	95,196	(95,196)	–	–	–	–	–	–	–	–	–
Finance lease and other financing obligations, current	1,663,135	86,196	–	–	–	–	–	–	–	–	1,749,331
Redeemable preferred shares, current	–	–	–	–	–	1,522,470	–	–	–	–	1,522,470
Total current liabilities	13,152,437	(9,000)	(184,438)	4,269,539	–	1,732,246	–	–	–	–	18,960,784

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

	As of June 30, 2026										
		IFRS adjustments									
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company issued in 2019 (Note (d))	Redeemable preferred shares of the Company issued in 2026 (Note (e))	Redeemable non-controlling interests (Note (f))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Equity method investments (Note (i))	Amounts as reported under IFRS
Convertible bonds payable, non-current	7,573,947	–	(325,571)	(3,642,345)	–	–	–	–	–	–	3,606,031
Operating lease liabilities, non-current	1,151,678	(1,151,678)	–	–	–	–	–	–	–	–	–
Finance lease and other financing obligations, non-current	5,323,120	1,281,867	–	–	–	–	–	–	–	–	6,604,987
Other long-term liabilities	1,319,264	9,421	–	–	–	–	–	(29,142)	–	–	1,299,543
Redeemable preferred shares, non-current	–	–	–	–	1,031,579	–	–	–	–	–	1,031,579
Total non-current liabilities	39,392,460	139,610	(325,571)	(3,642,345)	1,031,579	–	–	(29,142)	–	–	36,566,591
Total liabilities	52,544,897	130,610	(510,009)	627,194	1,031,579	1,732,246	–	(29,142)	–	–	55,527,375
Redeemable preferred shares	3,070,157	–	–	–	(1,023,763)	(2,046,394)	–	–	–	–	–
Total mezzanine equity	3,070,157	–	–	–	(1,023,763)	(2,046,394)	–	–	–	–	–
Additional paid-in capital	31,820,587	–	2,372,576	(36,949)	517,424	76,585	286,053	–	–	(921,633)	34,114,643
Accumulated other comprehensive loss	(939,565)	27	165,013	50,350	1,672	(596)	–	–	–	12,909	(710,190)
Accumulated deficit	(1,610,813)	(313,419)	(2,027,580)	(640,595)	(391,375)	238,159	(286,053)	(1,041,509)	76,197	404,594	(5,592,394)
Total GDS Holdings Limited shareholders' equity	29,270,778	(313,392)	510,009	(627,194)	127,721	314,148	–	(1,041,509)	76,197	(504,130)	27,812,628
Non-controlling interests	902,832	–	–	–	–	–	–	(1,878)	–	–	900,954
Total equity	30,173,610	(313,392)	510,009	(627,194)	127,721	314,148	–	(1,043,387)	76,197	(504,130)	28,713,582
Total liabilities, mezzanine equity and equity	85,788,664	(182,782)	–	–	135,537	–	–	(1,072,529)	76,197	(504,130)	84,240,957

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

(AMOUNT IN THOUSANDS OF RENMINBI ("RMB"))

Notes:

(a) Leases

Under U.S. GAAP, there is a dual-classification lease accounting model for lessees: finance leases and operating leases. For operating leases, unless the right-of-use asset has been impaired, the amortization of right-of-use assets and the interest expense of lease liabilities are recorded together as a single lease cost on a straight-line basis over the remaining lease term.

Under IFRS, all leases are classified as finance leases, where right-of-use assets are amortized on a straight-line basis, while interest expenses of lease liabilities are recorded in interest expenses under the effective interest method, which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

(b) Convertible Bonds due 2029 and 2030

Under U.S. GAAP, Convertible Bonds due 2029 and 2030 of the Company are classified as liabilities and measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using effective interest method over the period from the issuance date to the maturity date.

Under IFRS, Convertible Bonds due 2029 and 2030 of the Company are divided into liability and equity components with the initial value of the liability component being the present value of a straight bond and the residual amount allocated to the equity component. The issuance cost is allocated between the liability and equity components. The liability component of the convertible bonds is subsequently measured at amortized cost using the effective interest method.

(c) Convertible Bonds due 2032

Under U.S. GAAP, Convertible Bonds due 2032 of the Company are classified as liabilities and measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using effective interest method over the period from the issuance date to the maturity date. The Convertible Bonds due 2032 has been classified as non-current as the classification of the convertible bonds as current or non-current is not affected by the holder's option to convert the convertible bonds into an equity instrument since the Company can choose to settle in shares.

The Company has accounted for the share-lending arrangement related to the issuance of Convertible Bonds due 2032 as equity, initially measured at fair value and recognized it as an issuance cost associated with Convertible Bonds due 2032, with a corresponding increase to ordinary shares and additional paid-in-capital.

Under IFRS, due to the cash settlement feature of the conversion option, the conversion option is classified as a derivative liability. The holder's put option, the Company's redemption options, together with the conversion option are treated as one single compound embedded derivative. As the conversion feature is not closely related to the host, the entire compound embedded derivative is separated. Convertible Bonds due 2032 of the Company are divided into derivative and non-derivative liability components with the initial value of the derivative component being the fair value and the residual amount allocated to the non-derivative liability component. The issuance cost is allocated between the derivative and nonderivative components. The portion allocated to the derivative component is recognized as expense immediately. The portion allocated to the non-derivative liability component is included in the initial measurement of the non-derivative liability. The derivative component is subsequently measured at fair value with changes in fair value recognized in profit or loss. The non-derivative liability component of the convertible bonds is subsequently measured at amortized cost using the effective interest method. The Convertible Bonds due 2032 has been classified as current since the holder has an option to convert the host liability into the Company's own equity instruments upon certain conditions before December 31, 2031, or any time on or after December 31, 2031, and the Company does not have the right to defer settlement for at least twelve months from the reporting date.

With regards to the share-lending arrangement, the shares underlying the Loaned ADSs are not treated as issued until the borrower defaults on its obligation to return the Loaned ADSs or is required to pay the replacement cash. Accordingly, the lending of those shares does not have any accounting impact, except that dividends on Loaned ADSs and the Company's right to be reimbursed for those dividends are accounted for as a derivative measured at fair value through profit or loss.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(AMOUNT IN THOUSANDS OF RENMINBI (“RMB”))

(d) Redeemable preferred Shares of the Company issued in 2019

Under U.S. GAAP, the redeemable preferred shares issued in 2019 of the Company are classified as mezzanine equity since they are contingently redeemable upon the occurrence of certain events that are not solely within the Company’s control. The issuance cost is treated as an adjustment to the initial value of the redeemable preferred shares of the Company. The redeemable preferred shares issued in 2019 of the Company are subsequently accreted to the redemption value using effective interest rate.

Under IFRS, the redeemable preferred shares issued in 2019 of the Company are divided into derivative component, non-derivative liability component and equity component with the initial value of the derivative component being the fair value, the initial value of the non-derivative liability component referring the present value of a straight debt and the residual amount allocated to the equity component. The issuance cost is allocated among the derivative, the non-derivative liability and the equity components. The non-derivative liability component of the redeemable preferred shares of the Company is subsequently amortized using effective interest method.

(e) Redeemable preferred Shares of the Company issued in 2026

Under U.S. GAAP, the redeemable preferred shares issued in 2026 of the Company are classified as mezzanine equity since they are contingently redeemable upon the occurrence of certain events that are not solely within the Company’s control. The issuance cost is treated as an adjustment to the initial value of the redeemable preferred shares of the Company. The redeemable preferred shares issued in 2026 of the Company are subsequently accreted to the redemption value using effective interest rate.

Under IFRS, the redeemable preferred shares issued in 2026 of the Company are divided into derivative and non-derivative liability components. The derivative component is measured first at fair value with the residual amount being allocated to the non-derivative liability component. The issuance cost is allocated between the derivative and non-derivative liability components. The portion allocated to the derivative component is recognized as expense immediately. The portion allocated to the non-derivative liability component is included in the initial measurement of the non-derivative liability. The derivative component is subsequently measured at fair value with changes in fair value being recognized in profit or loss. The non-derivative liability component is subsequently measured at amortized cost using the effective interest method.

(f) Redeemable non-controlling interests

Under U.S. GAAP, when the non-controlling interests are redeemable at the option of the non-controlling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the non-controlling interests are separately classified as mezzanine equity. If the redemption is not considered probable, they are subsequently measured pursuant to ASC 810 (i.e. increased or decreased for the non-controlling interests’ share of net income or loss). If the redemption is considered probable, they are subsequently measured as the greater of (i) the balance determined pursuant to ASC 810 and (ii) the balance determined pursuant to ASC 480-10-S99-3A (i.e. the redemption value, which cannot be lower than initial amount). As the redemption was considered probable, the subsequent accretion to redemption value of the redeemable non-controlling interests was charged against additional paid-in capital.

Under IFRS, the redeemable non-controlling interests were presented as liability, as the Company did not have the unconditional right to avoid delivering cash or another financial asset, and measured at fair value subsequently. The changes in the fair value were subsequently recognized in profit or loss.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(AMOUNT IN THOUSANDS OF RENMINBI (“RMB”))

(g) Long-lived assets impairment

Under U.S. GAAP, two-step approach is used in the measurement and recognition of impairment loss of long-lived assets. During step one, recoverability test, the carrying amount is first compared with the undiscounted cash flows, using entity specific assumptions. During step two, measurement test, if the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying value and fair value. Subsequent reversal of a previously recognized impairment loss is prohibited.

Under IFRS, a one-step approach is used in impairment testing. The carrying amount is compared with the recoverable amount, which is the higher of fair value less costs of disposal or the asset’s value in use based on the net present value of future cash flows. Therefore, the difference in impairment assessment results in difference in impairment loss under IFRS. In addition, the lease accounting difference leads to difference in the carrying amounts of right-of-use assets and thus results in difference in impairment loss. If there is an indication of reversal of impairment for a long-lived asset and the recoverable amount of the impaired asset or cash generating unit increases subsequently, then the impairment loss is generally reversed. A reversal of an impairment loss is generally recognized in profit or loss.

(h) Deconsolidation of subsidiaries

Under both U.S. GAAP and IFRS, when the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, or when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill is reassigned to the reporting units affected using a relative fair value allocation approach. The differences in goodwill balance and the relative fair value of reporting units between U.S. GAAP and IFRS lead to the difference in allocation of goodwill and gain on deconsolidation of subsidiaries.

(i) Equity method investments

Under both U.S. GAAP and IFRS, equity method is used to account for the investments in equity investees if the Company has significant influence but does not have control over the investee. The differences in the results of the investees are caused by the differences in accounting treatment of transactions such as leases, long-lived assets impairment and share award plan under U.S. GAAP and IFRS, which lead to differences in the balances of long-term investments in equity investees and share of results of equity method investees which included the dilution gain.

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